EXHIBIT 21.1

List of Subsidiaries

Name of Subsidiaries	Jurisdiction

Synutra, Inc.	State of Illinois

Qingdao St. George Dairy Co., Ltd.	PRC

Qingdao Sheng Yuan Dairy Co., Ltd.	PRC

Heilongjiang Luobei Sheng Yuan Dairy Co., Ltd.	PRC

Bei’an Yipin Dairy Co., Ltd.	PRC

Zhangjiakou Shen Yuan Dairy Co., Ltd.	PRC

Mei Tai Technology(Qingdao) Co.,Ltd.	PRC

Inner Mongolia Sheng Yuan Food Co.,Ltd	PRC

Inner Mongolia Meng Yuan Food Co.,Ltd	PRC